Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: January 21, 2016

Ahold Global Communications

Our Goals for 2016 | Video script

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Dick, I know we’re here

to talk about 2016,

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but before we get into it, I would love

to get your reflections on 2015.

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How did you think the year went?

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First of all, of course,

it’s already late in January,

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but happy New Year

to all our associates around the globe.

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But secondly,

looking backwards also,

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the year 2015 was a remarkable year.

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We have been improving ourselves

on sales and on our customer offering

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in all our divisions, and we made

a step up in our business,

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and I think that’s important

to understand first.

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As we kick off the new year, can you

share your 2016 priorities with us?

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You know that a lot of things are

changing in the environment of retail

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on a daily basis and a weekly basis.

We know that.

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So, it’s a changing environment

for our customers.

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To adapt to the circumstances:

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that’s something we need to do.

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A continuation of what we

launched already a couple of years ago

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with our Reshaping Retail strategy.

Going forward,

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re-invest into our customer proposition,

backed by our Simplicity savings,

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focus on a better customer offering,

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building even greater brands

around the globe.

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You can see that retailers who are adapting

are successful, and we are one of them.

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How does the intended merger

impact our goals for 2016

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in the second half of the year?

-I would say it’s very limited. First of all,

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our goals today are set for improving

our performance to our customers.

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And of course, when a merger goes on,

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then of course some

of the metrics will change.

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But your focus as an individual

to deliver for this year

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on the customer proposition

is something that will not change.

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Why is it now so important that

individuals are setting their own goals?

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I think what is important,

for whatever role you have:

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If you take the total goals

of the company,

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identify your own position,

what you can contribute.

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I think it’s great,

because that helps you

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to develop yourself further, also,

and contribute to the company goals.

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And we all know that individuals

have until the end of February

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to get their goals set

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and to make sure that they have

good alignment through the organization.

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What’s the number one thing

you think associates can do

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to continue to help us

improve our business?

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I think every associate in the world

can continue to contribute

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to become a better retailer,

every day, in all the work you do.

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If you’re in the store as a cashier,

how you interact with your customers,

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how you can improve that yourself, and

it also creates excitement in a store.

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Or in a headquarters,

where you can think about

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how can we improve

the customer offering?

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By innovation, by new products

or better prices.

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And innovation is so important

for our customers,

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because at the end of the day,

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it’s all about helping customers

to have a better life.

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When you look into the future,

what do you see for Ahold?

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You know, this company is so great,

because the local brands are so strong

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and embedded

in the heart of our society.

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And I’m so proud of all our associates

and what they delivered last year.

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And I’m sure they’re going to deliver

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a lot of new excitement again

for our company this year.

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And the closer you are to the customer,

the more excitement there is.

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Absolutely. So, let’s do it together.

-Let’s do it together.

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated;

the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.